SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 February 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland announces the appointment of
Richie Boucher as Group Chief Executive

Bank of Ireland announces the appointment of Richie Boucher (50) as Group Chief Executive to succeed Brian Goggin whose retirement was announced in January. Richie will take up his appointment immediately. He is currently Chief Executive, Retail Financial Services Ireland (RFSI) and will continue to take responsibility for the Retail Division pending an appointment to the divisional CEO position.
Richie Boucher was Chief Executive of Bank of Ireland's Irish Retail Division since January 2006. He was appointed as a Director of the Group in October 2006. He joined Bank of Ireland in December 2003 as Chief Executive, Corporate Banking from Royal Bank of Scotland where he had been Regional Managing Director - Corporate Banking, London and South East England. Richie had previously held a number of prominent roles with Ulster Bank Group including Head of Corporate and Business Banking and Head of Retail - Republic of Ireland.
Announcing the appointment, the Governor of Bank of Ireland, Richard Burrows, said: "Richie Boucher has a broad range of banking experience and is an outstanding leader. I and my fellow directors are confident that Richie will provide strong leadership to Bank of Ireland Group at this very challenging time."
Accepting the appointment, Richie Boucher said: "I am honoured to accept the position of Group Chief Executive. In doing so I am very conscious of the current state of the financial services industry, the low opinion which the general public has of banks and the very difficult economic conditions that we face. I fully accept that we have an uphill battle as we work towards restoring the trust and confidence of our customers, stockholders and the general public. It is my commitment that I will work relentlessly with my colleagues in Bank of Ireland to win this confidence.

I am deeply conscious and very appreciative of the commitment of public money to support Bank of Ireland at this time. This support brings additional responsibility which I recognize and accept. We are committed to supporting our customers through these difficult times. I am also confident that Bank of Ireland has an inherently good business that will help us deal with difficult and tough decisions. We can and will rebuild a strong Bank to play a very significant role in the economy and to rebuild the value of the Bank."

Contact details:
Geraldine Deighan
    Head of Group Investor Relations

             +353 1 604 3501
Dan Loughrey

    Head of Group Corporate Communications
     +353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 25 February 2009